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                             February 2, 2021

       Barbara Guiterrez
       Chief Financial Officer
       TCO Group Holdings, Inc.
       8950 E. Lowry Boulevard
       Denver, Colorado 80230

                                                        Re: TCO Group Holdings,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
20, 2021
                                                            CIK No. 0001834376

       Dear Ms. Guiterrez:

               We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement

       Prospectus Summary, page 1

   1. We note your response to our prior comment 3. Please further revise your disclosure in the
                                                        Summary to clarify that
the sponsor's right to designate nominees for election to the board remains so long as it
owns at least 5% of the Original Amount, which will also result in disproportionate
representation.
 Barbara Guiterrez
FirstName
TCO GroupLastNameBarbara
            Holdings, Inc. Guiterrez
Comapany2,NameTCO
February   2021       Group Holdings, Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
       You may contact Michael Fay at (202) 551-3812 or Kate Tillan at (202) 551-3604 if you
have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Robert M. Hayward, P.C.